SECUREVIEW SYSTEMS INC.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

CONTENTS

Auditors' Report

1

Consolidated Balance Sheet

2

Consolidated Statement of Deficit

3

Consolidated Statement of Operations

4

Consolidated Statement of Cash Flows

5

Notes to Consolidated Financial Statements

6 - 13

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AUDITORS' REPORT

To the Shareholders of

Secureview Systems Inc.

We have audited the consolidated balance sheet of Secureview Systems Inc. as at March 31, 2004 and the consolidated statements of deficit, operations and cash flows for the year then ended.   These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at March 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 14, 2003.

"SF PARTNERSHIP, LLP"

Toronto, Canada

CHARTERED ACCOUNTANTS

December 8, 2004

(See accompanying notes to the consolidated financial statements)

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SECUREVIEW SYSTEMS INC.

Consolidated Balance Sheet

March 31, 2004

(Stated in Canadian Dollars)

2004

2003

ASSETS

Current

Cash

$

2,580

$

312

Prepaids and sundry assets

5,157

1,687

7,737

1,999

Equipment (note 4)

1,623

1,754

Loan Receivable (note 5)

150,000

-

Goodwill (note 6)

1

1

Deferred Costs (note 7)

-

1

$

159,361

$

3,755

LIABILITIES

Current

Accounts payable and accrued liabilities

$

298,985

$

136,352

Loans payable (note 8)

337,745

125,000

Due to Director (note 9)

30,970

-

Due to Related Parties

-

176,193

667,700

437,545

SHAREHOLDERS' DEFICIENCY

Capital Stock (note 10)

4,980,523

4,905,523

Deficit

(5,488,862)

(5,339,313)

(508,339)

(433,790)

$

159,361

$

3,755

APPROVED ON BEHALF OF THE BOARD

"Donald L. Perks"

"Cindy Perks"

Director

Director

(See accompanying notes to the consolidated financial statements)

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SECUREVIEW SYSTEMS INC.

Consolidated Statement of Deficit

Year Ended March 31, 2004

(Stated in Canadian Dollars)

2004

2003

Deficit - beginning of year

$

(5,339,313)

$

(5,216,750)

Net loss

(149,549)

(122,563)

Deficit - end of year

$

(5,488,862)

$

(5,339,313)

(See accompanying notes to the consolidated financial statements)

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SECUREVIEW SYSTEMS INC.

Consolidated Statement of Operations

Year Ended March 31, 2004

(Stated in Canadian Dollars)

2004

2003

Revenue

$

-

$

-

Expenses

Professional fees

135,478

28,837

Consulting

59,664

16,612

Transfer agent and stock exchange fees

35,282

22,500

Travel

25,816

-

General and administration

14,402

32,225

Trust and filing fees

10,714

7,304

Salaries and benefits

10,500

30,000

Interest and bank charges

5,347

16,751

Investor relations

2,213

5,136

Amortization

132

752

Loss Before the Undernoted

(299,548)

(160,117)

Forgiveness of debt

-

50,000

Write-off of interest and loan receivable

-

(12,446)

-

37,554

Loss from Operations

(299,548)

(122,563)

Gain from Sale of Mineral Rights

149,999

-

Net Loss

$

(149,549)

$

(122,563)

Basic and Fully Diluted Loss per Share

$

(0.01)

$

(0.01)

Loss per Share from Operations

$

(0.02)

$

(0.01)

Income per Share from Sale of Mineral Rights

$

0.01

$

0.00

Weighted Average Number of Shares Outstanding - Basic and Diluted

14,995,642

13,758,108

(See accompanying notes to the consolidated financial statements)

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SECUREVIEW SYSTEMS INC.

Consolidated Statement of Cash Flows

Years Ended March 31, 2004

(Stated in Canadian Dollars)

2004

2003

Cash Flows from Operating Activities

Net loss from operations

$

(149,549)

$

(122,563)

Adjustments for:

Amortization

132

752

Gain on sale of mineral rights

(149,999)

-

Forgiveness of debt

-

(50,000)

Write-off of interest and loan receivable

-

12,446

(299,416)

(159,365)

Changes in non-cash working capital

Prepaid and sundry

(3,470)

5,257

Accounts payable and accrued charges

162,632

40,966

Non-cash transactions

Common shares issued as repayment of accounts payable

75,000

12,186

(65,254)

(100,956)

Cash Flows from Financing Activities

Loans payable

212,745

-

Due to director

30,970

-

Due to related parties

(176,193)

82,069

67,522

82,069

Net Increase (Decrease) in Cash

2,268

(18,887)

Cash - beginning of  year

312

19,199

Cash - end of year

$

2,580

$

312

Supplemental Cash Flow Information

Interest paid

$

-

$

-

Income taxes paid

$

-

$

-

Shares issued for non-cash consideration:

Settlement of accounts payable

$

75,000

$

12,186

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SECUREVIEW SYSTEMS INC.

Notes to Consolidated Financial Statements

March 31, 2004

1.

Nature of Past Operations

The company has an interest in a software development, training and consulting company, Lute  Linux.com ("Lute"), which is currently inactive.  In the prior year, the company's business was the operation of an internet sports contest website, Prosportspool.com, and prior to that the company's primary activities had been in the acquisition and exploration of resource properties.  The company is no longer active in any of these areas and has in the past year sold its interest in all mineral claims as disclosed in note 7.

The company's subsidiary, Lute Linux.com ("Lute"), which the company acquired on October  24,  2001, was developing the "fedcam", an inexpensive remote monitoring system that operates through the internet and a secure website.  The project is currently not being funded by the company.

2.

Going Concern Assumption

The company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  The company has experienced recurring losses, has had in the past, negative cash flows from operations and negative working capital that raises substantial doubt as to its ability to continue as a going concern.

The company's ability to continue as a going concern is contingent upon its ability to secure  financing arrangements to meet its obligations as they become due.

Management is pursuing options to acquire an operating entity that will provide cash flows to finance operations of the company.  The company has also entered into negotiations with its creditors to satisfy its obligations by the issuance of common shares.  Although the company plans to pursue these options, there can be no assurance that the company will be able to complete the desired transactions and obtain financing when needed or obtain such on terms satisfactory to the company, if at all.

3.

Significant Accounting Policies

The accounting policies of the company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous period.  Outlined below are those policies considered particularly significant:

a)

Unit of Measurement

Canadian currency is being used as the unit of measurement in these financial statements.

b)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Lute Linux.com.  All significant intercompany transactions and balances have been eliminated on consolidation.

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SECUREVIEW SYSTEMS INC.

Notes to Consolidated Financial Statements

March 31, 2004

3.

Significant Accounting Policies (cont'd)

c)

Use of Estimates

Preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements.  These estimates are based on management's best knowledge of current events and actions the company may undertake in the future.  Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

d)

Equipment

Equipment is stated at cost.  Amortization, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods:

Computer hardware

30%

Declining balance

Additions during the year are amortized at half the normal rate.

e)

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed.  Commencing April 1, 2002, the company uses the impairment approach in accounting for intellectual rights whereby each individual asset is tested for impairment on an annual basis and any other time if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit goodwill below its carrying amount.

If the carrying amount of the reporting unit goodwill exceeds the impaired fair market value  of that goodwill, an impairment loss is recorded in net earnings (loss).  Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures including: amounts the unit as a whole could be bought or sold in a current transaction between willing parties; using present value techniques for estimated future cash flows; or using valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

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SECUREVIEW SYSTEMS INC.

Notes to Consolidated Financial Statements

March 31, 2004

3.

Significant Accounting Policies (cont'd)

f)

Deferred Costs

Exploration costs are deferred until the properties are to be placed into production, sold or abandoned.  These deferred costs are to be amortized on the  unit-of-production basis over the  estimated useful life of the properties following  the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, for the acquisition of mineral properties.  Properties acquired under  option agreements, whereby payments are made at the sole discretion of the company, are recorded in the accounts when the payments are made.  The recorded cost of mineral claims  and their related deferred exploration costs represent the costs incurred and are not intended to reflect present or future values.

g)

Income Taxes

The company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts.  Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Changes to these balances are recognized in income in the period in which they incur.  The amount of future income tax assets recognized is limited to the amount that is likely to be realized.

h)

Impairment of Assets

The company monitors the recoverability of long-lived assets including equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The company reviews factors such as market value, future assets utilization and business climate and, when such indicators exist, compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the  amount by which the carrying amount of the asset exceeds the fair value of the asset.  Fair value is generally measured equal to the estimated future undiscounted net cash flows from the asset or assets.

i)

Financial Instruments

The carrying amount of cash, loan receivable, accounts payable and accrued  liabilities, loans payable and due to director approximate their aggregate fair value due to the relatively short term maturity of these instruments.

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SECUREVIEW SYSTEMS INC.

Notes to Consolidated Financial Statements

March 31, 2004

3.

Significant Accounting Policies (cont'd)

j)

Stock-Based Compensation

Effective April 1, 2002, the company adopted Section 3870 of the Canadian Institute of  Chartered Accountants Handbook, "Stock-based Compensation and Other Stock-based Payments".  Under the standard, payments to non-employees and to employees that are direct awards of stock,  that call for  settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and are included in operations, with an offset to contributed surplus.  No compensation expense is recorded for all other non-cash stock-based employee compensation  awards.

Prior to adoption of the standard, no compensation expense was calculated, recorded or  otherwise disclosed for the company's stock-based incentive plans when options were   granted.  Any consideration paid by those exercising stock options was, and continues to be, credited to share capital upon receipt.

The recommendations are applied prospectively.  The adoption of this standard has resulted in no changes to amounts previously reported.  As the company has issued no stock options in the current year, there is no impact on these financial statements.

k)

Loss Per Share

The loss per share is calculated by dividing the loss applicable to the common shares by the weighted average number of shares outstanding during the year.  Fully diluted loss per share is calculated using the treasury stock method and reflects the potential dilution by including stock options and contingently issuable shares, in the weighted average number of common shares outstanding for the year, if dilutive.

4.

Equipment

2004

2003

AccumulatedAccumulated
CostAmortizationCostAmortization

Computer equipment

$

5,592

$

3,969

$

5,592

$

3,838

Net carrying amount

$

1,623

$

1,754

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SECUREVIEW SYSTEMS INC.

Notes to Consolidated Financial Statements

March 31, 2004

5.

Loan Receivable

The loan receivable is due from a former director of the company and is unsecured,  non-interest bearing and has no fixed terms for repayment.

During the year ended March 31, 2004 a former director of the company purchased the company's  sole mineral resource property for $150,000.  The receivable was assigned to a company wholly-owned by the former director.

6.

Goodwill

On October 24, 2001, the company issued 4,675,000 common shares for 100% of the issued and outstanding common shares of Lute.  The fair value of Lute exceeded the net identifiable assets acquired at that time by $201,696.  In 2002, due to an impairment in the fair market value of the assets of Lute, the company wrote-down the goodwill to a nominal amount.

7.

Deferred Costs

During the year ended March  31, 2004,  the company sold its 100% interest in 112 mineral claims to a wholly-owned company of a former director of Secureview Systems Inc.  The Claim group was subject to a 2.5% Net Smelter royalty.  The company wrote-down the property to a nominal amount  during 2001.

8.

Loans Payable

2004

2003

Quest Ventures Ltd.

$

-

$

125,000

Torq Media Corporation

125,000

-

Gary Schellenberg (former Director)

42,610

-

519820 B.C. Ltd.

107,935

-

Coast Mountain Geological Ltd.

62,200

-

$

337,745

$

125,000

The company borrowed from Quest Ventures Ltd, $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300 was repaid prior to March 31, 2002 by the issuance of  400,000 common shares. On April 21, 2004 the debt was assigned to Torq Media Corporation (formerly On-Track Learning Systems Ltd.). The Torq Media Corporation loan was unsecured and due on demand. Subsequently this loan was forgiven as disclosed in note 14.

The loans payable to Gary Schellenberg, 519820 B.C. Ltd, and Coast Mountain Geological Ltd. are unsecured, non-interest bearing and have no fixed terms for repayment. In 2004 the loans to Gary Schellenberg, 519820 B.C. Ltd. and Coast Mountain were re-classified as loans payable as Gary Schellenberg and his associated companies were no longer related.

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SECUREVIEW SYSTEMS INC.

Notes to Consolidated Financial Statements

March 31, 2004

9.

Due to Director

The amount due to director is unsecured, non-interest bearing and has no fixed terms for repayment.

10.

Capital Stock

Authorized

100,000,000

common shares without par value

2004

2003

Issued

16,195,642

common shares (2003 - 13,795,642)

$

4,980,523

$

4,905,523

During the year, the company issued 2,400,000 common shares as repayment of accounts payable valued at $75,000.

Warrants

At March 31, 2004, the company had outstanding warrants to purchase 2,500,000 shares of the company's common shares at a price of $0.03 per share.  The warrants became exercisable in 2004 and expire at various dates through 2007.  At March 31, 2004, 2,500,000 shares of common stock were reserved for that purpose.

Stock Options

Under the company's stock option plan, the company may grant options to employees, officers, and directors up to 1,300,000 of its issued and outstanding common stock.  In addition, the aggregate number of shares so reserved for issuance shall not exceed 10% of the issued and outstanding shares, and the aggregate number of shares so reserved or issuance to one individual shall not exceed 5% of the issued and outstanding shares.  Under the plan, options are exercisable upon issuance and an option's maximum term is five years.

The following table summarizes the activity of common stock options during 2004 and 2003:

2004

2003

Outstanding, beginning of year

427,729

427,729

Granted

-

-

Exercised

-

-

Cancelled

-

-

Outstanding and exercisable, end of year

427,729

427,729

In January, 2002, the company granted 427,729 stock options, with an exercise price of $0.10 per share and a maturity date of January 21, 2007.  To date, none of these options have been exercised.

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SECUREVIEW SYSTEMS INC.

Notes to Consolidated Financial Statements

March 31, 2004

11.

Income Taxes

The components of the future income tax liability at March 31, 2004 and 2003 were as follows:

2004

2003

Future Tax Assets

Non-capital loss carryforwards

$

772,520

$

699,000

Valuation allowance

(772,520)

(699,000)

Net Future Tax Assets

$

-

$

-

The company has accumulated operating losses for income tax purposes of approximately $2,170,000 which may be carried forward to reduce taxable income of future years.  The potential tax benefit of these losses has not been reflected in the financial statements as it is more likely than not that these losses will not be utilized.  They will expire at various dates to March 31, 2014.

The company has a statutory tax rate of approximately 35.6% to income before taxes.

12.

Related Party Transactions

During the current  fiscal year,  directors and  companies  with common directors received $30,000 (2003- $82,181) for consulting, administrative, rent, office, shareholder relations and management services.

These transactions were in the normal course of business and recorded at an exchange value established and agreed upon by the above mentioned parties, which approximates fair market value.

13.

Segmented Information

The company operated primarily in one operating segment.  All the company's assets and employees are located in Canada.

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SECUREVIEW SYSTEMS INC.

Notes to Consolidated Financial Statements

March 31, 2004

14.  Subsequent Events

During the year the company was named as a defendant in a lawsuit initiated by one of its creditors for failure to honor repayment of a $125,000 loan and accrued interest to Torq Media Corporation (referred to in note 8) who filed a statement of claim on May 6, 2004. In September 2004 Torq Media Corporation signed a settlement agreement releasing Secureview Systems Inc. of any obligations arising from the loan. The forgiveness of debt will be reported in the 2005 fiscal year.

In a separate legal proceeding the company was named as a defendant by one of its creditors for unpaid legal fees totalling $70,955. In an agreement dated November 30, 2004 the creditor agreed to settle for a cash payment of $50,000 and 20,000 common shares in Secureview Systems Inc. The company is obliged to pay down the liability through a series of scheduled repayments. The settlement is secured by 400,000 shares in the company and is being held in trust until the liability is paid down in full at which time the shares will be returned to the company.

In another settlement dated October 26, 2004 (not subject to litigation) the company assigned a creditor liability for unpaid accounting fees of $31,000 to a third party, in return the company agreed to issue common shares of Secureview Systems Inc. The number of common shares to be issued has not been determined as of the date of this audit report.

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